August 3, 2016

Via EDGAR

United States Securities and Exchange
Commission
Division of Corporation Finance
Attn:
100 F Street, N.E.
Washington, D.C. 20549

Re:	Application for Qualification of Trust Indentures on Form T-3 (No. 022-29022) of Energy Fuels Inc.

Ladies and Gentlemen:

On behalf of Energy Fuels Inc. (the “Company”), and pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, and Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Application for Qualification of Trust Indentures on Form T-3 be accelerated to 1:00 p.m., Washington, D.C. time, on August 4, 2016, or as soon thereafter as practicable.

Energy Fuels Inc., hereby authorizes Richard Raymer, an attorney with our outside legal counsel, Dorsey & Whitney LLP, to orally modify or withdraw this request for acceleration.

Energy Fuels Inc. hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 389-4130 or Richard Raymer of Dorsey & Whitney LLP at (416) 367-7388 with any questions with respect to this request.

August 3, 2016

Sincerely,
Energy Fuels Inc.

/s/ David C. Frydenlund
David C. Frydenlund
Senior Vice President, General Counsel and Corporate Secretary

cc:	Richard Raymer, Dorsey & Whitney LLP